UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM SD
(Specialized Disclosure Report)

TWIN DISC, INCORPORATED
(Exact name of registrant as specified in its charter)

Wisconsin	1-7635	39-0667110
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

1328 Racine Street, Racine, Wisconsin		53403
(Address of principal executive offices)		(Zip Code)

Jeffrey S. Knutson (262) 638-4000

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

CONFLICT MINERALS DISCLOSURE

This Specialized Disclosure Report on Form SD (the “Report”) is intended to satisfy the filing obligations of Twin Disc, Incorporated (the “Registrant”) pursuant to Rule 13p-1 (the “Rule”) under the Securities and Exchange Act of 1934 for the full calendar year of 2013.  Terms not defined herein shall have the meanings assigned to such terms in Form SD and the Conflict Minerals Final Rule (SEC Release No. 34-67716, August 22, 2012).

The Registrant first determined that Conflict Minerals are necessary to the functionality or production of a product manufactured by the Registrant or contracted to be manufactured by the Registrant. Although the Registrant does not itself intentionally add Conflict Minerals to the products that it manufactures, it concluded that certain components of products that it receives from suppliers that are incorporated into products that it manufactures likely contain Conflict Minerals that are necessary to functionality or products of the Registrant’s products.

Accordingly, the Registrant performed a good faith reasonable country of origin inquiry (“RCOI”) to determine whether the necessary Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country or were from recycled or scrap sources.  To begin the RCOI, the Registrant’s engineering group reviewed the Registrant’s entire product portfolio for items that could include any of the Conflict Minerals.  This was performed at each of the Registrant’s manufacturing entities, with guidance provided by the engineering group of the Registrant’s main corporate office where necessary.  In addition, the Registrant’s distribution subsidiaries reviewed the non-Twin Disc products that they sell.  Once the products were identified, the list was provided to the Registrant’s purchasing group to identify the suppliers of these products.

The Registrant’s purchasing group then sent out questionnaires to each of the suppliers identified through the above process.  The questionnaires were designed to elicit whether: (1) any of the Conflict Minerals are necessary to the functionality of the supplier’s products that were supplied to the Registrant; (2) any necessary Conflict Minerals originated from the Democratic Republic of the Congo or an adjoining country; (3) the supplier identified all of the smelters the supplier and its suppliers use to supply the necessary Conflict Minerals; and (4) the supplier has asked its suppliers about their use of Conflict Minerals.  The Registrant kept track of the responses it received to these questionnaires, followed up on a regular basis with suppliers that did not respond and with suppliers whose responses were deemed insufficient, assessed whether it was reasonable to rely on the suppliers’ responses to the questionnaires, and sought to identify warning signs or red flags that would require the Registrant to engage in due diligence under the Conflict Minerals Final Rule.

As of the date of this Report, the Registrant has received responses from 71% of the suppliers that received questionnaires.  No supplier who supplied products to the Registrant in 2013 indicated that its products include necessary Conflict Minerals that originated in the Democratic Republic of the Congo or a surrounding country (one supplier indicated that it did source a necessary Conflict Mineral from this region, but the Registrant determined that the most recent purchase from that supplier predated 2013 and was therefore outside of the supply chain under the Conflict Minerals Final Rule).  Several suppliers indicated that their products contain no necessary Conflict Minerals, and the Registrant has sought further information from those suppliers to the extent that it is apparent that their products are likely to contain a Conflict Mineral (e.g., for suppliers whose products likely contain solder, the Registrant has requested whether the supplier uses tin-free solder).  For suppliers that indicated they have identified the smelters and refiners in their supply chain but did not name any smelters or refiners in their questionnaire responses, the Registrant requested the names of such smelters and refiners.  As suppliers identified smelters and refiners (either in their initial response to the questionnaire or through follow up responses), the Registrant compared the identified smelters and refiners with the list of conflict-free smelters and refiners certified by the Conflict Free Smelter Program established by the EICC / GeSI.

Based on the Registrant’s RCOI, the Registrant has no reason to believe that any necessary Conflict Minerals may have originated in the Democratic Republic of the Congo or an adjoining country or may not be from recycled or scrap sources.  Therefore, the Registrant concluded that no Conflict Minerals Report describing a due diligence process is required to be filed as an Exhibit to this Report.

The Registrant’s RCOI was performed in good faith and was reasonably designed to determine whether the necessary Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country or came from recycled or scrap sources.  The Registrant’s determination that it has no reason to believe that the necessary Conflict Minerals may have originated in the Democratic Republic of the Congo or an adjoining country or may not be from recycled or scrap sources was made at that reasonableness level.

The information contained in this Report will be made publicly available on the Registrant’s website at the following link: http://ir.twindisc.com/sec.cfm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the duly authorized undersigned.

TWIN DISC, INCORPORATED

Date: May 30, 2014	By:	/s/ JEFFREY S. KNUTSON
Jeffrey S. Knutson
Corporate Controller and Secretary
Chief Accounting Officer